[Letterhead of Wachtell, Lipton, Rosen & Katz]

November 30, 2006

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention: Filing Desk

Re:	THE PNC FINANCIAL SERVICES GROUP, INC. (FILE NO. 001-09718)
REGISTRATION STATEMENT ON FORM S-4

Ladies & Gentlemen:

On behalf of The PNC Financial Services Group, Inc., a Pennsylvania corporation (“PNC”), I am submitting for filing PNC’s Registration Statement on Form S-4 (the “Registration Statement”) relating to up to 54,168,999 shares of common stock, par value $5.00 per share, of PNC to be issued in connection with the merger (the “Merger”) of Mercantile Bankshares Corporation, a Maryland corporation (“Mercantile”), with and into PNC, pursuant to an Agreement and Plan of Merger, dated as of October 8, 2006, by and between PNC and Mercantile. The Registration Statement also includes Mercantile’s preliminary proxy statement on Schedule 14A in connection with the special meeting of the stockholders of Mercantile, at which the approval of the Merger by the stockholders of Mercantile will be sought.

I am submitting the Registration Statement electronically as provided in Item 101(a)(1)(i) of Regulation S-T.

Pursuant to Section 6(b) of the Securities Act and Rule 457 promulgated thereunder, a filing fee of $394,394.07 is due in connection with this filing of the Registration Statement. That amount was paid to the Commission on November 30, 2006 by wire transfer to the Commission lock-box in immediately available funds.

Please direct any questions concerning the Registration Statement to the undersigned at (212) 403-1381.

Very truly yours,

/s/ Nicholas G. Demmo

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